UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 11, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 10 December 2013 entitled ‘PUBLICATION OF CIRCULAR RELATING TO THE PROPOSED DISPOSAL OF VODAFONE’S US GROUP WHOSE PRINCIPAL ASSET IS ITS 45% INTEREST IN VERIZON WIRELESS, PROPOSED RETURN OF VALUE TO SHAREHOLDERS AND OTHER MATTERS’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

10 December 2013

Publication of Circular relating to the proposed disposal of Vodafone’s US group whose principal asset is its 45% interest in Verizon Wireless, proposed return of value to shareholders and other matters

Vodafone announces today that the shareholder circular (the "Circular") relating to the proposed disposal of its US group whose principal asset is its 45% interest in Verizon Wireless ("VZW"), the related acquisition of the outstanding minority stake in Vodafone Italy (together, the "Transactions"), the proposed return of value to shareholders (“Return of Value”), the related consolidation of the Company’s ordinary shares (the “Share Consolidation”) and other matters, has been approved by the UK Listing Authority and is available for viewing on the Company’s website www.vodafone.com/investor.

The Circular contains notices convening a Court Meeting to be held at 11.00 a.m. on 28 January 2014 and a General Meeting to be held at 11.15 a.m. on the same day, to consider and, if thought fit, approve the Transactions, the Return of Value, the Share Consolidation and related matters.  Both meetings will be held at the Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU.

The Circular will be posted to shareholders shortly, together with forms of proxy for the Court Meeting and the General Meeting, a guide for certificated shareholders which provides assistance on the Transactions, the Return of Value, the Share Consolidation and on completing the related forms, and other accompanying documents. A copy of the Circular has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM.

The Transactions and the Return of Value remain subject to customary closing conditions, including approval by shareholders at the Court Meeting and the General Meeting and approval by Verizon shareholders.  The Transactions and the Return of Value are expected to complete on or around 21 February 2014.  Further details of the Transactions, the Return of Value and the Share Consolidation, and of the expected timetable of events leading to their completion, are set out in the Circular.

Expected timetable of principal events:

Event	Time / Date

Court Meeting	11.00 a.m. on 28 January 2014
General Meeting	11.15 a.m. on 28 January 2014
Verizon Special Meeting	3.00p.m. (10.00 a.m. New York time) on 28 January 2014
Completion of the Transactions	21 February 2014
Share consolidation and commencement of trading in New Ordinary Shares	8.00 a.m. on 24 February 2014
Verizon shares issued to shareholders	From 08.00 a.m. on 24 February 2014
Payment of cash entitlements under the Return of Value	4 March 2014

Enquiries:

Vodafone Group Investor Relations Media Relations	Tel: +44 (0) 7919 990 230 Tel: +44 (0) 1635 664 444

All terms not defined in this announcement shall have the meaning given to them in the announcement on 2 September 2013.

Certain information contained in this announcement constitutes “forward-looking statements,” which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue,” “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology. Such statements express the intentions, opinions, or current expectations of Vodafone with respect to possible future events and are based on current plans, estimates and forecasts which Vodafone has made to the best of its knowledge but which do not claim to be correct in the future. Due to various risks and uncertainties, actual events or results or actual performance of the Company may differ materially from those reflected or contemplated in such forward-looking statements. No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, Vodafone undertakes no obligation to update these forward-looking statements. No representation or warranty is made as to the achievement or reasonableness of such forward-looking statements. No statement in this announcement is intended to be nor may be construed as a profit forecast.

This announcement does not constitute, or form part, of any offer or invitation to sell, allot or issue or any solicitation of any offer to purchase or subscribe for any securities, nor shall it (or any part of it) form the basis of, or be relied on in connection with, or act as any inducement to enter into, any contract or commitment for securities. No investment decision should be taken in relation to any matter discussed herein except in reliance upon the formal documentation relating to this transaction.

The distribution of this announcement in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the announcement comes to inform themselves about and observe such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	December 11, 2013	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
Title: Group General Counsel and Company Secretary